Annual Report

Cover Page

Name of issuer:

DOUGHP, INC.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: NV
Date of organization: 11/1/2018

Physical address of issuer:

1810 E Sahara Ave
Ste 346
Las Vegas NV 89104

Website of issuer:

http://www.doughp.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$681,017.00	$580,134.00
Cash & Cash Equivalents:	$175,598.00	$207,647.00
Accounts Receivable:	$107,596.00	$26,370.00
Short-term Debt:	$774,516.00	$753,150.00
Long-term Debt:	$3,957,000.00	$2,315,835.00
Revenues/Sales:	$3,084,743.00	$3,780,746.00
Cost of Goods Sold:	$1,515,979.00	$979,763.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,561,648.00)	($1,266,374.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

DOUGHP, INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

Reason for failure to comply:

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DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kelsey Moreira (formerly Witherow)	Co-CEO	DOUGHP, LLC	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kelsey Moreira (formerly Witherow)	President	2017
Kelsey Moreira (formerly Witherow)	Secretary	2017
Kelsey Moreira (formerly Witherow)	Co-CEO	2017
Israel Moreira	Treasurer	2020
Israel Moreira	CFO	2020
Israel Moreira	Treasurer	2020
Israel Moreira	Vice President	2020
Israel Moreira	Vice President	2020
Israel Moreira	CFO	2020
Israel Moreira	Co-CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kelsey Moreira (formerly Witherow)	933300.0 Class A Common	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

There is competition in the cookie dough space. We've built a memorable brand, an amazing product, and a stellar team in Kelsey and Iz; but we're in a fight for market share / brand recognition amongst competing brands, such as Nestle, Pilsbury, Ben & Jerry's, and others. If we don't move quickly enough, we risk allowing other brands to stake claim in these areas. Thus far, Doughp has been successful in retaining product differentiation and brand awareness. That may not be the case on-going.

The cookie dough trend is taking off. There's no guarantee how long the craze will last. We are hoping to capitalize on it quickly, and hope the nostalgia has a longer lasting value-add than the cupcake craze or froyo trends.

The Company uses outsourced companies for manufacturing, fulfillment, and logistics. Though management takes several steps to verify their quality control and quality assurance processes, there may be delays and mistakes that are outside of Doughp's control. Management will always work to mitigate issues that arise but that will come with added costs both to the bottom line and Company's reputation.

The Company online business presents risks as there are other businesses required to keep the operations moving; including the e-commerce platform itself. Any outages in those platforms may impact the Company's overall revenues and distributions to investors. The Company is also an early stage company with a relatively limited operating history and limited history of revenues to evaluate seasonality and revenue trends. A significant part of expected revenue growth in 2023 comes from the national expansion with Kroger and the opportunity with a large brick & mortar cookie retailer. Should these opportunities not materialize, revenue projections will be significantly different.

The Company currently buys all of its product lines exclusively from two co-manufacturers in the Las Vegas, NV metropolitan region. Management believes other suppliers could not provide comparable terms due to strong relationships with the suppliers, particularly in MOQs and product development. The long term strategy plan includes bicoastal distribution but only if savings in freight outweigh any disadvantages with suppliers.
The Company operates exclusively in the consumer foods industry, with operating segments aggregated into two reportable segments: 1. Direct to Consumer, and 2. Retail. In 2021, DTC represented 96% of revenue vs 4% in retail, whereas in 2022 DTC was responsible for 73% of revenue, while Retail grew to 27%.
As of December 31, 2022, yearly retail sales can be attributed mainly to five large retailers. About 50% of the year's retail (or 14% of total year's revenues) sales came from Costco, while the other half (14% of total revenue) was split across Walmart, Target, Meijer, and Kroger. Should any or all of those relationships be compromised, our sales may change dramatically.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Class A Common Stock	4,000,000	933,300	Yes
Class B Common Stock	1,000,000	92,950	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Ampla LLC
Issue date	01/20/22
Amount	$300,000.00
Outstanding principal plus interest	$292,243.00 as of 04/05/23
Interest rate	18.0% per annum
Maturity date	04/30/28
Current with payments	Yes

Line of credit, tiered remittance rate (40% max) collected daily from total cash collection towards interest and principal. Simple interest accrued on outstanding balance only, current APR ~18%.

Loan

Lender	Small Business Administration
Issue date	04/13/22
Amount	$1,822,000.00
Outstanding principal plus interest	$1,882,623.54 as of 04/11/23
Interest rate	3.75% per annum
Maturity date	05/28/50
Current with payments	Yes

EIDL Loan from the SBA

Convertible Note

Issue date	07/22/19
Amount	$500,000.00
Interest rate	6.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	07/18/22

The note has not been converted nor repaid. It is outstanding waiting for a conversion event at the election of the noteholders.

Convertible Note

Issue date	03/04/21
Amount	$500,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$15,000,000.00
Maturity date	03/05/23

The note has not been converted nor repaid. It is outstanding waiting for a conversion event at the election of the noteholders.

Convertible Note

Issue date	09/20/21
Amount	$500,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$15,000,000.00
Maturity date	03/05/23

The note has not been converted nor repaid. It is outstanding waiting for a conversion event at the election of the noteholders.

Convertible Note

Issue date	11/22/21
Amount	$25,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$15,000,000.00
Maturity date	11/16/23

Convertible Note

Issue date	01/31/22
Amount	$50,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$21,000,000.00
Maturity date	02/11/24

Convertible Note

Issue date	02/10/22
Amount	$60,000.00
Interest rate	6.0% per annum
Discount rate	0.0%
Valuation cap	$21,000,000.00
Maturity date	02/11/24

None

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2017	Section 4(a)(2)	Class B Units	$100,000	General operations
11/2018	Regulation D, Rule 506(b)	SAFE	$500,000	General operations
7/2019	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
3/2021	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
9/2021	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
11/2021	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
1/2022	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
2/2022	Regulation D, Rule 506(b)	Convertible Note	$60,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently

proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2), shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Milestones

DOUGHP, INC. was incorporated in the State of Nevada in November 2018.

Since then, we have:

- $13M lifetime gross revenue; $3.9M in '22.

- Sold in 1,000+ doors within 1st year of retail launch (Costco, Walmart, Target, Kroger, & more!)

- Appeared on Shark Tank - TWICE. '19 and '22. Episodes re-air every month or so, all over the world.

- Ranked #16 in Inc 5000 fastest-growing food & beverage private companies. (2021).

- FIRST company to ever successfully repay its Wefunder investors (from our 2018 rev. share raise)

- Passionate founder started Doughp after getting sober; named Forbes 30 Under 30, Vegas 40 Under 40.

- Donated more than $100,000 to mental health & addiction recovery non-profits.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had gross revenues of $3.8m compared to the year ended December 31, 2021, when the Company had gross revenues of $3.9m. Our gross margin was 39% in fiscal year 2022, compared to 75% in 2021, which is attributable to the change in revenue mix towards retail, which has significantly lower gross margins.

- *Assets.* As of December 31, 2022, the Company had total assets of $681,017, including $175,598 in cash. As of December 31, 2021, the Company had $580,134 in total assets, including $207,647 in cash.

- *Net Loss.* The Company has had net losses of $1,561,648 and of $1,266,374 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $4,731,516 for the fiscal year ended December 31, 2022 and $3,068,985 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $2,262,934 in debt, $100,000 in equity, $1,635,000 in convertibles, and $500,000 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

DOUGHP, INC. cash in hand is $69,883.24, as of April 2023. Over the last three months, revenues have averaged $199,000/month, cost of goods sold has averaged $39,000/month, and operational expenses have averaged $165,000/month, for an average burn rate of $15,000 per month. Management intends to be profitable in 6 months.

Since December 2022, management has consistently focused on reducing operating expenses, notably concentrated on the highest expenses and lowest returns.

From an average of $130k of monthly losses in 2022, the company is now burning through about $15k in operating losses and remains focused in reducing and maintaining expenses as low as possible.

From a marketing perspective, the company has significantly shifted its priority from growth at all costs to profitability at all costs thus substantially reducing its marketing spend.

This has a direct effect reducing over subsidized revenue and reducing overall contribution profits, which is supported by the overall reduction in expenses aforementioned.

On the revenue side, the company is now contemplating three large opportunities that are expected to bring top line gross revenue upwards of $6m for 2023.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Kelsey Moreira (formerly Witherow), certify that:

(1) the financial statements of DOUGHP, INC. included in this Form are true and complete in all material respects ; and

(2) the financial information of DOUGHP, INC. included in this Form reflects accurately the information reported on the tax return for DOUGHP, INC. filed for the most recently completed fiscal year.

Kelsey Moreira (formerly Witherow)
Co-CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.doughp.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Israel Moreira
Kelsey Moreira (formerly Witherow)

Appendix E: Supporting Documents

Doughp_LLC_Amended_and_Restated_Operating_Agreement.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Doughp Rev Share

Doughp Early Bird Rev Share

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Israel Moreira

Kelsey Moreira (formerly Witherow)

Appendix E: Supporting Documents

Doughp_LLC_Amended_and_Restated_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for

filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DOUGHP, INC.

By

Kelsey Moreira

Founder & Fearless Leader

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Israel Moreira

co-CEO
4/14/2023

Kelsey Moreira

Founder & Fearless Leader
4/14/2023

(INVITE ANOTHER PERSON TO SIGN)

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

(WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC)

(I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT)